Lehman & Eilen LLP

20283 State Road 7, Suite 300

Boca Raton, Florida 33498

Telephone: (561) 237-0804

Facsimile: (561) 237-0803

February 8, 2008

VIA EDGAR

United States Securities

and Exchange Commission

100 F Street, NE

Mail Stop 4561

Washington, D.C. 20549

Attention:

David L. Orlic

Special Counsel

Re:

Broadcaster, Inc.

Revised Preliminary Information Statement on Schedule 14C
Filed February 4, 2008

File No. 0-15949

Dear Mr. Orlic:

Thank you for your February 6, 2008 letter regarding Broadcaster, Inc. ("Broadcaster"). Enclosed is our response to the staff’s comments to the previously submitted material.  For your convenience, we have set forth below the staffs numbered comments in their entirety followed by our responses thereto.

General

1.

We note your response to comment 2 of our letter dated January 31, 2008. You do not appear to have provided your analysis as to whether Mr. Wade had the authority to withdraw the letter of intent with JamNow without direction from your Board of directors. Please advise. Also, in regard to your revised disclosure that the decision to withdraw the letter of intent was not motivated by any shareholder action, we are in receipt of an e-mail dated December 27, 2007 from Mr. Wade to James Haft which contains statements that appear to contradict your disclosure. In the e-mail, Mr. Wade writes that “I have been contacted by the shareholder group that controls over 50% of the outstanding shares not to proceed with the JamNow transaction. In addition, I have received a letter from the group’s Delaware counsel advising me not to do anything the shareholders wouldn’t like pending the special shareholder meeting.” Please advise.

Response: Mr. Wade believed that he had authority to withdraw the letter of intent based upon his understanding of his role as CEO and the authority that he believed he was given by the Board in connection with the proposed transaction with JamNow. The Board passed

United States Securities and Exchange Commission

February 8, 2008

resolutions which authorized Mr. Wade to enter into the letter of intent with JamNow substantially upon the terms reviewed by the Board and granted him the authority to change the terms and conditions of the bridge loan, which was a part of the letter of intent. Therefore, it was contemplated that Mr. Wade would have discretion with regard to the terms of the JamNow transaction. The resolutions were passed by the Board after a discussion of the terms of the letter of intent, which included the requirement of proper due diligence. However, no due diligence was provided. When the due diligence discussed at the Board meeting was not provided, Mr. Wade determined that the letter of intent could not be entered into upon the terms reviewed by the Board. He then consulted counsel who advised him to withdraw the letter of intent. Therefore, Mr. Wade felt he had no choice but to withdraw the letter of intent.  We do wish to point out that each member of the Board was informed about such action promptly after the withdrawal. If the Board did not believe that Mr. Wade had authority to withdraw the letter of intent or if any members of the Board wanted to proceed with the letter of intent notwithstanding Mr. Wade’s concerns it or they could have acted to do so then, instead of limiting their actions to correspondence with the staff in connection with this filing. To date, no Board member has questioned the withdrawal or requested that any further action be taken with respect to the JamNow transaction. This further evidences Mr. Wade’s authority to undertake such action.

We also respectfully submit that we do not see what relationship Mr. Wade’s view of his authority has on the corporate matters which this Schedule 14C filing relates and which have been substantially delayed to the detriment of the Company and its shareholders.

As stated in the Schedule 14C, the decision to withdraw the letter of intent was not motivated by any shareholder action. Mr. Haft, an investment banker and advisor to JamNow, was exerting enormous pressure on Mr. Wade to engage in the JamNow transaction despite the fact that Mr. Wade had expressed his desire to only proceed after conducting proper due diligence. Mr. Wade made the statements in the e-mail as part of his negotiating tactic to establish a stronger negotiating position with JamNow.  He hoped that JamNow would feel pressure to satisfy the shareholder group, who had expressed their dissatisfaction with the terms of the JamNow transaction, and accordingly, renegotiate the deal with more favorable terms for Broadcaster. We do wish to point out that at no time did Mr. Wade state that he made a decision with regard to the JamNow transaction

United States Securities and Exchange Commission

February 8, 2008

based upon the shareholder’s direction and at no time did he state that the shareholder’s preference is what motivated him to rescind the letter of intent. In fact, had the requested due diligence been supplied by JamNow and had the results of the due diligence been satisfactory and confirmed JamNow’s ability to repay the loan, the letter would likely have not been rescinded.

2.

We note your response to comment 3 of our letter dated January 31, 2008. In your revised disclosure, you state that you retained the law firm of Lehman & Eilen as independent securities counsel and that the law firm has no prior relationship with any affiliate of the Company, including Mr. Quan. We note, however, that Lehman & Eilen is listed as the agent on an amended Schedule 13D filed by Nolan Quan on December 26, 2007. Please explain.

Response: As is customary with many public companies, it was the common practice of Broadcaster under its prior securities counsel, Michael Harris of West Palm Beach, and long before Lehman & Eilen LLP began its representation of Broadcaster, that its outside attorney would aid officers and directors in the preparation and filing of their 1934 Act reports. Thus, at the request of Broadcaster, Lehman & Eilen LLP aided in the preparation of the Schedule 13D filed on behalf of Nolan Quan. Lehman & Eilen LLP has no relationship with Mr. Quan of any kind. Broadcaster is the firm’s client, not Mr. Quan.

We do wish to point out that this comment (as well as the one preceding) involves actions which were taken after the decision to remove the directors was made and after the Schedule 14C was filed. Since the authority of the shareholders to remove the directors has not been questioned, and no vote is required to effectuate such removal, we urge the staff not to delay the removal action any longer.

Please feel free to contact me at (561) 237-0804 or Leslie Marlow at (516) 496-2223. Thank you.

Sincerely,

/s/ Hank Gracin

Hank Gracin

HG:ckg

Enclosure